Exhibit 3.1

SEVENTH CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
APPLIED DNA SCIENCES, INC.

Applied DNA Sciences, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY THAT:

FIRST:   Article IV of the Certificate of Incorporation, as amended (the “Certificate of Incorporation”), of the Corporation is hereby amended by adding the following paragraph at the end thereof:

“Upon the filing and effectiveness (the “Reverse Split Effective Time”) pursuant to the General Corporation Law of the State of Delaware of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each fifty (50) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Reverse Split Effective Time, shall automatically be reclassified, combined, and converted into one (1) validly issued, fully paid, and non-assessable share of Common Stock, par value $0.001 per share, of the Corporation, without any action by any holder thereof; provided that no fractional share interests shall be issued as a result of the foregoing reclassification, combination, and conversion. Any stockholder of record of Common Stock immediately prior to the Reverse Split Effective Time that would otherwise be entitled to fractional share interests pursuant to the provisions of this Article, shall be entitled, upon the Reverse Split Effective Time, to receive one whole share of Common Stock in lieu of such fractional share interests.

From and after the Reverse Split Effective Time, certificates that, immediately prior to the Reverse Split Effective Time, represent shares of Common Stock that are held by any stockholder shall thereafter represent the number of shares of Common Stock into which such shares shall have been reclassified, combined, and converted at the Reverse Split Effective Time pursuant to this Certificate of Amendment.”

SECOND:   This Certificate of Amendment shall become effective on Friday, March 14, 2025, at 12:01 a.m.

THIRD:   That pursuant to resolution of the Board of Directors, the proposed amendment was submitted to the stockholders of the Corporation for consideration at the special meeting of stockholders held on September 30, 2024 and was duly approved by the stockholders of the Corporation in accordance with the applicable provisions of Section 242 of the General Corporation Law of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Seventh Certificate of Amendment of Certificate of Incorporation to be signed by its Chief Executive Officer, on Thursday, March 13, 2025.

APPLIED DNA SCIENCES, INC.

By:
Name:	James A. Hayward
Title:	Chief Executive Officer